UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 5

AMCOL INTERNATIONAL CORPORATION

(Name of Subject Company)

AMCOL INTERNATIONAL CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

02341W103

(CUSIP Number of Class of Securities)

Ryan McKendrick

Chief Executive Officer

AMCOL International Corporation

2870 Forbs Avenue

Hoffman Estates, Illinois 60192

(847) 851-1500

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

R. Scott Falk, P.C.

Richard M. Brand

Kirkland & Ellis LLP

300 North LaSalle

Chicago, IL 60654

(312) 862-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on February 20, 2014, as amended by Amendment No. 1 thereto filed with the SEC on February 25, 2014, Amendment No. 2 thereto filed with the SEC on February 27, 2014, Amendment No. 3 thereto filed with the SEC on March 4, 2014 and Amendment No. 4 thereto filed with the SEC on March 5, 2014 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by AMCOL International Corporation, a Delaware corporation (the “Company”), relating to the tender offer by Imerys Minerals Delaware, Inc. (“Purchaser”), a Delaware corporation and indirect wholly owned subsidiary of Imerys SA (“Parent” or “Imerys”), a corporation organized under the laws of France, disclosed in the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the SEC on February 20, 2014, Amendment No. 1 thereto filed with the SEC on February 27, 2014 and Amendment No. 2 thereto filed with the SEC on March 5, 2014 (together with the exhibits thereto, as may be amended or supplemented from time to time, the “Schedule TO”), pursuant to which Purchaser has offered to purchase all of the Company’s outstanding common stock, par value of $0.01 per share (the “Shares”), at a price of $45.25 per Share, net to the seller in cash, without interest (the “Offer Price”), less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase of Parent and Purchaser, dated February 20, 2014 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 5. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

Item 4 (“The Solicitation or Recommendation”) of the Schedule 14D-9 is hereby amended and supplemented as follows:

1. The following paragraphs are hereby added immediately after the last paragraph under the heading “The Solicitation or Recommendation—Background of the Offer; Reasons for the Recommendation of the Company Board—Background of the Offer and Merger” on page 19 of the Schedule 14D-9:

“Early in the morning on March 6, 2014, the Company received a revised, unsolicited proposal from MTI to acquire all of the Company’s outstanding Shares at a price per Share of $45.75 in cash (the “Fourth Revised MTI Proposal”). The Fourth Revised MTI Proposal included a draft merger agreement with terms substantially identical to those in the draft merger agreement included in the Third Revised MTI Proposal, except that the Offer Price was increased from $45.00 to $45.75. In addition, the Fourth Revised MTI Proposal included a financing commitment letter also containing terms substantially identical to those in the Third Revised MTI Proposal, except that the amount of the debt facilities was increased to accommodate the higher aggregate Offer Price.

Also in the morning on March 6, 2014, Mr. McKendrick called Mr. Michel to convey that the Company had received the Fourth Revised MTI Proposal and a representative of Kirkland & Ellis sent a copy of the Fourth Revised MTI Proposal to a representative of Skadden.

Later on March 6, 2014, the Company Board held a telephonic meeting to discuss the Fourth Revised MTI Proposal. During the meeting, Kirkland & Ellis reviewed with the Company Board its fiduciary duties. Also during the meeting, representatives of Goldman Sachs reviewed with the Company Board their preliminary financial analysis of the Fourth Revised MTI Proposal. Following extensive discussion, the Company Board determined that (i) the terms of the Fourth Revised MTI Proposal are more favorable to the holders of Company Common Stock from a financial point of view than the Second Amended Offer, taking into account all legal, financial, regulatory and other factors (including all the terms and conditions of the Fourth Revised MTI Proposal, the potential cash tender offer to be commenced by MTI pursuant to the Fourth Revised MTI Proposal (the “MTI Offer”), the Second Amended Offer and the Second Amended Merger Agreement) that the Company Board considered relevant, (ii) the MTI Offer is reasonably capable of being completed in accordance with its terms, taking into account the financial, regulatory, legal and other aspects and terms of such proposal and (iii) the Fourth Revised MTI Proposal constitutes a Superior Proposal, as such term is defined in the Second Amended Merger Agreement. The Company Board also determined to notify Parent and Purchaser of its intention to terminate the Second Amended Merger Agreement pursuant to Section 8.1(d)(ii) thereof should Parent not make such modifications to the terms and conditions of the Second Amended Merger Agreement prior to the end of the four business day period following such notice (the “Notice Period”) so that the Second Amended Merger Agreement, as so modified, results in a transaction no less favorable to the stockholders of the Company than the Fourth Revised MTI Proposal. The Company Board also determined that failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable law.

Later on March 6, 2014, the Company sent a notice to Parent and Purchaser advising them that the Company Board had determined in good faith, after consultation with its outside legal counsel and financial advisors, that the Fourth Revised MTI Proposal constituted a Superior Proposal, and had determined to notify them of its intention to terminate the Second Amended Merger Agreement pursuant to Section 8.1(d)(ii) thereof should Parent not make such modifications to the terms and conditions of the Second Amended Merger Agreement prior to the end of the Notice Period so that the Second Amended Merger Agreement, as so modified, results in a transaction no less favorable to the stockholders of the Company than the Fourth Revised MTI Proposal. The Company also advised that, in accordance with the terms of the Second Amended Merger Agreement, the Company was prepared, if Parent and Purchaser request, to engage in good faith discussions, as contemplated by the Second Amended Merger Agreement. If Parent and Purchaser request such discussions, the Company Board will not convene to make a final decision on whether to effect a termination pursuant to Section 8.1(d)(ii) of the Second Amended Merger Agreement until the end of the Notice Period or any earlier date on which Parent and Purchaser advise the Company that they do not wish to engage in further discussions.

Later on March 6, 2014, the Company issued a press release announcing its receipt of the Fourth Revised MTI Proposal and the Company Board’s determinations with respect thereto.

The Company Board has not changed its recommendation in favor of the pending transaction with Parent.

Item 8. Additional Information to be Furnished.

1. Item 8, “Additional Information to be Furnished—Litigation Related to the Offer” is hereby amended and supplemented by adding the following new paragraph after the third paragraph and before the fourth paragraph thereof:

On March 4, 2014, a suit captioned Guidone v. AMCOL International Corporation, et al., Case No. 2014-CH-03751 was filed in the Circuit Court of Cook County, Illinois, County Department, Chancery Division. This suit is a purported class action on behalf of the stockholders of the Company. The complaint alleges that the Company’s directors breached fiduciary duties in connection with the proposed transaction, which plaintiff alleges does not appropriately value the Company, was the result of an inadequate process and includes preclusive deal protection devices. The complaint also claims that Imerys and the Purchaser aided and abetted those breaches of fiduciary duty. The complaint purports to seek unspecified damages, injunctive relief, and, in the event that the proposed transaction is consummated, rescission of the proposed transaction or rescissory damages.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

(a)(5)(J)	Press Release issued by the Company on March 6, 2014.*

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMCOL INTERNATIONAL CORPORATION

By:	/s/ Ryan F. McKendrick
Ryan F. McKendrick
President and Chief Executive Officer

March 7, 2014